September 15, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Filing Desk

To Whom It May Concern:

By means of this letter I authorize Michael Rabson and Paul Quinlan, or either of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Maxygen, Inc. (the "Company"). Either such individual is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto that I am required to file with the same effect as if I had signed them myself.

This authorization shall remain in effect until revoked in writing by me.

Yours truly,

/s/ Lawrence W. Briscoe

Lawrence W. Briscoe